PIEDMONT OFFICE REALTY TRUST, INC

VIA EDGAR AND OVERNIGHT MAIL

July 8, 2010

Mr. Daniel L. Gordon

Branch Chief, Division of Corporation Finance

Mail Stop 0409

U.S. Securities and Exchange Commission

100 F Street

Washington D.C. 20549

Re:	Piedmont Office Realty Trust, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 16, 2010; File No. 001-34626

Dear Mr. Gordon:

This letter is submitted in response to your letter dated June 24, 2010 regarding the comments of the Securities and Exchange Commission Staff (the “Staff”) related to the above-referenced filing.

In instances where management has determined that clarification would enhance reporting for Piedmont Office Realty Trust, Inc. (“Piedmont” or “the Company”), we have indicated that such modifications will be made in future filings. We welcome the opportunity to discuss this with you and are available to do so at (770) 418-8800.

For your convenience, we have listed the responses in the same order as the comments were presented in the Staff’s letter and have repeated each comment prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 2. Properties, page 28

Property Statistics, page 28

Comment:

1.	Please tell us why you omitted your two industrial properties from the table of lease expirations.

Response:

Item 102 requires information regarding the principal plants, mines and other materially important physical properties of the registrant and its subsidiaries. We do not view our two industrial properties as material. Average annual lease revenue per square foot for these industrial properties is approximately $3.00 per square foot versus approximately $28 per square foot for our office properties. With only two industrial properties representing approximately 0.4% of our Annualized Lease Revenue (see definition on page 3 of our 10-K), we believe the industrial properties are immaterial to our portfolio. In addition, we have no immediate plans to acquire additional industrial properties. As such, we excluded these two properties from all of the statistical tables in Item 2.

Mr. Daniel L. Gordon

July 8, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 38

Comment:

2.

We note the disclosure at the top of page 39, which states that you have some specifically identified building improvement projects. Please describe these projects in more detail, quantify the amounts you expect will be necessary to fund these projects, and identify the source of funds you expect to use to fund building improvements. Confirm that you will provide similar clarification in your future filings.

Response:

The “specifically identified building improvement projects” referred to in the second sentence of the paragraph at the top of page 39 include tenant improvement allowances granted in tandem with executed leases which are further quantified later in the paragraph as $121 million over the respective lease term as well as general maintenance type building improvement projects that we as the landlord may choose to complete as a building ages (repairs or replacement of roofs, heating and cooling systems, and electrical systems, parking lot resurfacing, etc). These general maintenance type of building improvement projects are not quantified as they are much less material than the tenant improvement allowances and are not contractual commitments, but rather capital projects which may be performed at our sole discretion.

All of the sources of funds listed in the first paragraph under Liquidity and Capital Resources (cash flows generated from operation of our wholly-owned properties and distributions from our unconsolidated joint ventures, proceeds from our recent offering of common stock, proceeds from our existing $500 million unsecured facility, and proceeds from our dividend reinvestment plan as well as potential disposal of existing properties and other financing opportunities) are available to fund specifically identified building improvement projects. In future filings, we will revise this paragraph to more fully describe the two types of known or “specifically identified” building improvement projects and more clearly link the quantification of the tenant improvements related to executed leases to the descriptions.

Comment:

3.

Refer to the third paragraph on page 39 and the statement that you may periodically borrow funds on a short-term basis to pay dividends. Please disclose all potential sources of distribution of payments, including proceeds from additional sales of your stock, the sale of assets, and paying distributions in the form of stock rather than cash. Provide this disclosure in future filings and tell us how you plan to comply.

Response:

As set forth in the first paragraph under Liquidity and Capital Resources, cash flows generated from operation of our wholly-owned properties and distributions from our unconsolidated joint ventures, proceeds from our recent offering of common stock, proceeds from our existing $500 million unsecured facility, and proceeds from our dividend reinvestment plan as well as potential disposal of existing properties and other financing opportunities are all considered sources of funds to fund distributions. Although in the long term we intend to fund dividends from operations, the statement regarding periodically borrowing funds on a short-term basis to pay dividends is intended to notify the reader that we may occasionally borrow on a short-term basis to cover timing differences in cash collections and cash receipts. In future filings, we will more fully describe the other financing opportunities and cite specific examples such as proceeds from potential additional sales of our stock and paying distributions

Mr. Daniel L. Gordon

July 8, 2010

in the form of stock rather than cash. Please note, however, that as cash is fungible, we do not specifically match each use of funds with a particular source, but rather discuss all known or anticipated sources as a group and then all known or anticipated uses as a group.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

Comment:

4.

Please tell us and disclose in future filings how you determined to reflect operating distributions received from unconsolidated joint ventures as an operating cash flow. Please specifically address how you would account for distributions received from equity investees representing its portion of the proceeds from the equity investees’ sales of assets and the amount of such distributions received.

Response:

Financial Accounting Standards Board (FASB) Accounting Standards Codification 230, Statement of Cash Flows, requires dividends received (returns on investments) to be classified as cash inflows from operating activities. Receipts from returns of investments are classified as cash inflows from investing activities. Proceeds received on the sale of the investor’s interest in an unconsolidated entity, including any gain on the sale of the investment, are reported as cash flows from investing activities.

According to the American Institute of Certified Public Accountants Technical Questions and Answers, Section 1300, Statement of Cash Flows, .18 Presentation on the Statement of Cash Flows of Distributions From Investees with Operating Losses, distributions to investors from investees should be presumed to be returns on investments and be classified by the investor as cash inflows from operating activities, similar to the receipt of dividends. That presumption can be overcome based on the specific facts and circumstances. For example if the partnership sells assets, the distribution to investors of the proceeds of that sale would be considered a return of investment and be classified by the investor as cash inflows from investing activities.

Under this guidance, absent specific facts and circumstances to support the contrary, our distributions from our unconsolidated equity method investments are presumed to be returns on an investment and classified as cash inflows from operating activities; any future proceeds we receive from the sale of our equity method investments would be considered a return of our investment and classified as cash inflows from investing activities. We will amend our accounting policy footnote in future filings to include this information.

Form 10-K/A for the year ended December 31, 2009, filed April 28, 2010

Part III, page III-1

Item 11. Executive Compensation, page III-6

Comment:

5.

Your Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Refer to Release 33-8732A, Section II.B.1. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Miller receives a total compensation in an amount that is substantially greater than the next highest paid officer. Additionally, we note that Mr. Bowers receives total compensation in an amount that is substantially greater than the next highest paid

Mr. Daniel L. Gordon

July 8, 2010

officer. Further, we note that Ms. Moon receives less total compensation in comparison to the other named executive officers. Please see item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

Response:

On pages III-8 to III-14 of the 10K-A, we describe our compensation policies. We apply these compensation policies to all of our named executive officers on the same basis. We note that Section II.B.1 of Commission Release No. 33-8732A states that where policies or decisions are materially similar, officers can be grouped together.

The differences in compensation opportunities between each of our executive officers reflect their respective roles and responsibilities within our Company, as well as market pay practices which are primarily driven by positional matches for each respective officer. In general, Mr. Miller’s (CEO) and Mr. Bowers’ (CFO) target compensation opportunities were compared to the peer organizations based on positional match. Mr. Miller’s targeted compensation opportunity is at the 49th percentile rank which approximates median market practices. Mr. Bowers’ targeted compensation opportunity is at the 74th percentile rank which is higher than the median of the peer group because he also serves as Chief Administrative Officer, Chief Technology Officer and Corporate Secretary. Because sufficient position matches were not available for the Executive Vice Presidents and Chief Accounting Officer, these positions were matched based on highest paid ranking, which generally reflects organizational hierarchy. The other executives’ targeted compensation opportunities are in the bottom quartile relative to their peers due to both their lack of positional matches as well as their relatively short tenure in their positions.

Although these positional matches are described under “Market Reference Data” on page, III-8, in the proxy statement for our 2011 annual meeting we will add more specific language detailing the positional match for each named executive officer and how each officer’s target compensation opportunity compares to the median of the comparator group and the reason for any significant variation.

6.

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Response:

Members of senior management performed an initial evaluation and analysis of each of our compensation plans, the policies and practices for all of our employees, and whether the policies and practices are reasonably likely to have a material adverse effect on the Company. The analysis was presented to and discussed with other members of senior management. On several occasions, senior management considered and discussed the analysis and its conclusions. Representatives of senior management also discussed the process that it had undertaken, as well as its analysis and conclusions, with representatives of the Company’s legal counsel and compensation consultant. After completing this process, the Company was able to conclude that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company, and that disclosure was not required pursuant to Item 402(s) of Regulation S-K. Senior management identified the following characteristics of our compensation plans that helped form the basis for its conclusions:

Mr. Daniel L. Gordon

July 8, 2010

•

discretion of the Compensation Committee of the Board of Directors to override the terms of any compensation plan. If any of our compensation plans resulted in an unintended consequence, or the Compensation Committee felt that any of the specific targets set forth in the compensation plans had been achieved in a manner that was not consistent with the long-term best interests of the Company’s stockholders, or felt that the overall compensation to be paid under the terms of the plan was not reasonable for any reason, the Compensation Committee would adjust the calculated compensation associated with that plan accordingly;

•	oversight of programs (or components of programs) by a broad-based group of individuals, including human resources, finance, internal audit, and a third-party compensation consultant;

•	a mix of compensation elements that provide focus on both short- and long-term goals as well as cash and equity-based compensation;

•	caps on the maximum payouts available under certain incentive programs, including both short and long-term incentive plans;

•	performance goals within incentive programs that reference reportable, broad-based financial metrics;

•

setting performance goals that are intended to be challenging yet provide employees a reasonable opportunity to reach the threshold amount, while requiring meaningful performance to reach the target level and substantial performance to reach the maximum level;

•	equity compensation awards vest over a number of years; and

•	stock ownership guidelines that require our executive officers to accumulate and maintain a significant ownership interest in the Company.

Market Reference Data, page III-8

Comment:

7.

We note that you target total compensation to the median peer group. We also note your disclosure that the average total compensation in 2009 was at the 21st percentile relative to your peers. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and explain why you awarded compensation to that officer at a level that was above or below the median. Please provide this disclosure in future filings and tell us how you intend to comply.

Response:

While we target total compensation opportunity at the median of the peer group for the Chief Executive Officer and Chief Financial Officer as described in our response to comment 5 above, for 2009 our actual aggregate executive compensation paid was at the 21st percentile relative to the aggregate compensation of the five most highly compensated employees of our peer group of thirteen comparative companies. This positioning is due to the actual compensation awarded to each of our named executive officers as compared to the total compensation opportunity for the applicable positional match of the peer group data as follows:

Mr. Daniel L. Gordon

July 8, 2010

Named Executive Officer	Percentile of Actual Total Direct Compensation as Compared to Respective Positional Match of Peer Group	Positional Match/ Comparator of Peer Group
Donald A. Miller, Chief Executive Officer	31st	Chief Executive Officer
Robert E. Bowers, Chief Financial Officer	46th	Chief Financial Officer
Laura P. Moon, Chief Accounting Officer	23rd	Fifth highest paid executive
Raymond L. Owens, EVP – Capital Markets	9th	Third to Fourth highest paid executive
Carroll A. Reddic, EVP – Real Estate Operations	9th	Third to Fourth highest paid executive

Because sufficient position matches were not available for the Executive Vice Presidents and Chief Accounting Officer, these positions were matched based on highest paid ranking, which generally reflects organizational hierarchy. All of the executives with the exception of Mr. Bowers are significantly lower than their peer comparators due to their relatively short tenure in their positions and the differences in positional matches for three of the officers. Mr. Bowers’ 2009 actual aggregate compensation paid is closer to the median of the peer comparisons because he also serves as Chief Administrative Officer, Chief Technology Officer, and Corporate Secretary.

In the proxy statement for our 2011 annual meeting, we will add more specific language detailing the positional match for each named executive officer and how each officer’s target and actual compensation compare to the median of the comparator group and the reason for any significant variation.

Summary Compensation Table, page III-15

Comment:

8.

Refer to footnote (3). Please explain to us the assumptions you used to estimate the fair value of awards on their respective grant dates. If fair value is based on the net asset value of your common stock, please tell us why the 2009 amount is different from the amount reported in footnote (1) to the Stocks Vested table on page III-18.

Response:

The order of the dates in footnote (3) to the Summary Compensation Table on page III-15 was inadvertently reversed. The third sentence of footnote (3) should read “As our stock was not traded during 2007, 2008, or 2009, we estimated the fair value of the 2007, 2008, and 2009 awards on their respective grant dates based on an assumed share price of $30, $26.10, and $22.20 per share, respectively, reduced by the present value of dividends expected to be paid on the unvested portion of the shares discounted at the appropriate risk-free interest rate.”

Mr. Daniel L. Gordon

July 8, 2010

We will correct this footnote in conjunction with the filing of our 2010 proxy statement which we anticipate filing on or about July 19, 2010.

In addition, pursuant to the Staff’s letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon

Chief Accounting Officer

Piedmont Office Realty Trust, Inc.

CC:	Mr. Donald A. Miller, President, Principal Executive Officer and Director
Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer
Mr. Eric McPhee, Securities and Exchange Commission
Mr. D. Brent Wyper, Ernst & Young LLP
Mr. John J. Kelley, King & Spalding, LLP